M Holdings Securities, Inc.

Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

M Holdings Securities, Inc.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Holdings Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Holdings Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Holdings Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), (2) M Holdings Securities, Inc. stated that M Holdings Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2023 except as described in its exemption report, and (3) M Holdings Securities, Inc. filed its exemption report because it has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to M Holdings Securities, Inc.. M Holdings Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Holdings Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Minneapolis, Minnesota
March 1, 2024

<center>M Holdings Securities, Inc.'s 2023 Exemption Report</center>

M Holdings Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below:

Date Received	Date Forwarded	Amount	Nature of Exception
1/17/2023	1/19/2023	$1,250.00	Delay forwarding check
3/29/2023	3/31/2023	$4,400.00	Delay forwarding check
7/5/2023	7/18/2023	$31,304.00	Delay forwarding check

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company:

    a. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);

    b. did not carry accounts of or for customers; and

    c. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The conditions applicable to Footnote 74 were met without exception.

I, Steven Ludwig, affirm to the best of my knowledge and belief this Exemption Report is true and correct for the year ended December 31, 2023.

DocuSigned by:

Steven C Ludwig
B8889711530A42B...

2/7/2024

_____
Steven Ludwig
Chief Compliance Officer
M Holdings Securities, Inc.

Date